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82-3347

04 FEB 12 AM 7:21

February 5, 2004

SUPPL

Alberta Securities Commission
British Columbia Securities Commission
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Saskatchewan Financial Services Commission
TSX
US Securities Commission (Quote #12G-(B1) 82-3347

Dear Sirs:

Subject: Canadian Hydro Developers Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special (Non-Routine)
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	136 05E 101
4.	Record Date	:	March 3, 2004
5.	Meeting Date	:	April 20, 2004
6.	Meeting Location	:	Calgary, AB

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

dw 2/13

"signed by"
Del Newsham
Meeting Specialist
Stock Transfer Department
Direct Dial No: 1-866-331-6361
Email: del.newsham@computershare.com

cc: Canadian Hydro Developers Inc.
Attention: Charlotte Boychuk

RECEIVED
FEB - 9 2004
U.S. SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM